December 6, 2024

Peter Rawlins
Chief Financial Officer
Premium Resources Ltd.
Suite 3400, One First Canadian Place
P. O. Box 130
Toronto, Ontario
Canada M5X1A4

       Re: Premium Resources Ltd.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Form 10-Q for Fiscal Quarter Ended September 30, 2024
           File No. 000-14740
Dear Peter Rawlins:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Item 2. Properties, page 13

1. Please revise subsequent filings to include a map, or maps, showing the location of all properties as required by Item 1303(b)(1) of Regulation S-K.
2. Please revise subsequent filings to describe the internal controls used in your exploration and mineral resource and reserve estimation efforts as required by Item
       1305 of Regulation S-K.
Selected Financial Data, page 26

3. We note you present a measure labelled as "Investment in exploration and evaluation assets" in your selected financial data. Pease tell us why you have not labelled this as a non-GAAP measure and provided the applicable disclosures under Item 10(e) of
       Regulation S-K. Please advise or revise your disclosures accordingly. December 6, 2024
Page 2

4. Total assets and liabilities included in this table do not appear to agree to the amounts presented in your financial statements. Please advise or revise your disclosures as necessary.
Item 15. Exhibits, Financial Statement Schedules, page 60

5. Please revise your technical report summaries to remove the historical resource disclosure. All resource disclosure should be current and be prepared under the S-K
       1300 definitions and requirements.
Form 10-Q for the quarter ended September 30, 2024
Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Mineral Properties, page 35

6. We note that you have disclosed mineral resources on page 35 of your quarterly report that have not been prepared based on S-K 1300 reporting requirements. Please revise to remove these estimates until prepared and reported in accordance with S-K 1300, including the filing of a technical report summary pursuant to Item 1302(b)(2) of
       Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Joanna Lam at 202-551-3476 or Craig Arakawa at 202-551-3650 if you
have questions regarding comments on the financial statements and related matters. Please direct any questions to John Coleman at 202-551-3610 regarding the engineering comments.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation